FEDERAL INSURANCE COMPANY
Endorsement No.: 3
Bond Number: 81392023
NAME OF ASSURED: PLAN INVESTMENT FUND, INC.

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	April 11, 2010
	to	12:01 a.m. on	April 30, 2011
This Endorsement applies to loss discovered after 12:01 a.m. on April 11, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: July 6, 2010

By
Authorised Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)